Exhibit 99.1

ICON Provides Update on Audit Committee Investigation and Timing of Fourth Quarter and Full Year 2025 Financial Results

Dublin, Ireland, April 29, 2026 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today announced that the Audit Committee of the Board of Directors has completed its investigation into certain of the Company’s accounting practices and controls.

The Company reaffirmed that there was no impact on customers, operations or cash flow.

Consistent with the preliminary indications that were communicated on February 12, 2026, the investigation findings were primarily related to revenue recognition and determined that revenue was overstated in 2023 and in 2024. The amount of over-statement in each year was lower than the previously announced upper limit of 2%. While the investigation also identified similar issues in 2025, the impact on revenue was less than in the preceding years. As such, the Company plans to restate results for the years 2023 and 2024, as well as for the first nine months of 2025.

The finalization of the Company’s financial statements and the external audit process are expected to be completed in the coming weeks. Upon completion, ICON will file its Annual Report on Form 20-F, which will include details of material weaknesses identified by the Company and associated remediation plans.

Mr. Barry Balfe, CEO, commented, “We look forward to reporting our results once the audit process is complete and to providing a broader business update, including details of backlog policy changes, recent business wins and cancellation trends. While near-term performance will continue to be impacted by recent market dynamics, we are encouraged by the improved demand environment. I am also pleased with execution on our commercial strategy, reflecting the strong value we deliver to our customers. Our global scale, leading capabilities and strategic investments in advanced technology uniquely position ICON for sustained growth in the future”.

Other Information

The Company’s consolidated financial statements for the year ended December 31, 2025 are not yet available. Accordingly, the financial results referred to above are preliminary estimates and subject to the completion of the Company’s financial closing procedures and any adjustments that may result from the completion of the audit and finalization of the consolidated financial statements. As a result, the above preliminary estimated results may differ from actual results that will be reflected in the consolidated financial statements for the full year ended December 31, 2025 when they are completed and publicly disclosed. These preliminary estimated results may change and those changes may be material.

Certain statements contained herein are forward-looking statements. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the following: the timing and completion of the restatement process and the filing of restated financial results for 2023 and 2024 as well as the first nine months of 2025; the timing of the release of full year 2025 financial results; preliminary full year 2025 financial results; the anticipated financial impact of the restatement on previously issued financial statements; the remediation of material weaknesses in the Company's internal control over financial reporting and the implementation of the Company's corrective action plan; the Company's expectations regarding business momentum, market opportunity, demand trends, and commercial performance; and the Company's expectations with respect to its long-term value creation and growth. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “future,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “preliminary,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the Company's business, and forward-looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to: risks related to the investigation; changes in the scope or effects of the restatement on the Company's financial statements or financial results, including the ability to finalize the financial statements and complete the external audit; higher than expected charges after completing the restatement process; delays due to unforeseen additional work needed to complete the restatement and the filing of the Company's Annual Report on Form 20-F for the year ended December 31, 2025; the risk that material weaknesses in the Company's internal control over financial reporting are not remediated on the timeline expected or at all; risks relating to the accuracy of the preliminary full year 2025 financial results; the impact of market conditions on demand for the Company's services; risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers; risks relating to the Company's strategic partnerships; the risk that the remediation measures and corrective action plan do not adequately address the identified material weaknesses; and other factors, including those factors described in the section entitled “Risk Factors” of our Annual Report on Form 20-F most recently filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise, except to the extent required by law.

About  ICON plc
ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,100 employees in 97 locations in 55 countries as of December 31, 2025. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F